UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Utherverse, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Nevada

      Date of Organization:

      June 2, 2005

Physical Address of Issuer:

3827 S Carson St #196 Carson City, NV 89701, United States

Website of Issuer:

https://www.utherverse.io

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of five percent (5%) of the dollar amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one-half of one percent (0.50%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

January 21, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$1,645,402	$1,168,688
Cash & Cash Equivalents	$648,677	$93,888
Accounts Receivable	$14,582	$3,795
Current Liabilities	$1,998,615	$1,259,114
Long-Term Liabilities	$1,700,000	$0
Revenues/Sales	$3,190,247	$3,822,940
Cost of Goods Sold*	$1,663,950	$2,075,936
Taxes Paid	$25,454	$72,797
Net Income/(Loss)	$(1,962,787)	$69,787

*Cost of Sales

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Utherverse, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $100 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by January 21, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/utherverse (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $70,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $70,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors (or other applicable governing body if the Issuer is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**COMMISSION AND FEES**

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of five percent (5%) of the dollar amount raised in the Offering.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one-half of one percent (0.50%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one-half of one percent (0.50%) of the Securities issued in this Offering.

**RISK FACTORS**

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, insufficient revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a decentralized multiverse platform for the next generation of the Internet. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The Issuer's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in Canadian or U.S. federal, province, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the Canadian and U.S. federal and local levels and, in some instances, at the province or state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, Canadian and U.S. federal, province, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable Canadian, U.S. federal, province, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the Canadian, U.S. federal, province, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of Canadian and U.S. federal, province, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various Canadian and U.S. federal, province and state labor laws govern our relationship with our employees and affect operating costs. In the U.S., these laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of five percent (5%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

A majority of the Company is owned by one individual who will exercise voting control.

Prior to the Offering, Brian Shuster, the Company's Founder and Chairman, beneficially owns a majority of the Company and has voting control. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, he will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. As such, Mr. Shuster's interests may be different from yours. For example, he may support proposals and actions with which you may disagree. This concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Shuster could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Utherverse, Inc. offers a Metaverse platform with an innovative technology stack that provides a true massively multiuser online reality experience (MMOR). Notable assets include the XAEON browser, fNFTs and over 60 owned or licensed industry patents.

The Issuer was formed in Nevada on June 2, 2005 and has its principal offices in Vancouver, Canada. The Issuer sells its products through the internet throughout the United States and internationally.

The Issuer conducts its business through the following wholly-owned subsidiaries: (1) Utherverse Digital Inc., a British Columbia corporation formed on November 23, 2006 and previously owned by the Issuer's Founder, which was acquired by the Issuer in March 2023 via a share exchange, and which provides software development and product management and support; (2) Rays Payment Inc., a Nevada corporation formed on May 30, 2013, which offers/provides payment services to various contractors; and (3) The Virtual World Web Inc., a Nevada corporation formed on September 29, 2011, which provides no current services. Additionally, in April 2023, the Issuer purchased a 25% membership interest in Blockchain Alliance in exchange for the issuance of shares of Class A Common Stock and an option to purchase additional shares of Class A Common Stock. Blockchain Alliance is a marketing firm with an ecosystem of consumers, business partners and investors that have an affinity to web 3.0, blockchain and cryptocurrency markets. In addition to the 23 employees in Canada, the Issuer utilizes advisors and consultants.

Business Plan

The Issuer's vision is to offer the next generation of the Internet: a decentralized Metaverse, led by a new and abundant generation of creators, that is set to deliver interconnected, immersive experiences. The Issuer's business plan is to empower the community- users large and small- to thrive in a truly open metaverse. The Issuer has operated one of the world's largest and most successful Metaverse platform, and is set to release its fourth generation software platform in 2023. The platform will charge a monthly fee and offer access to a wide range of sites and to the Metaverse.

The Issuer plans to significantly expand its business by investing in technology and product development, increasing marketing efforts and bolstering its infrastructure. The capital we raise here will empower us to expand our product development, increase marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Xaeon Browser	A browser built for the Virtual World Web (VWW™) which will be comprised of millions of interconnected metaverse worlds that is destined to become the primary Internet platform. Users in the VWW will access this new Internet layer using this innovative browser.	Business to Consumer (B2C); Business to Business (B2B)
Utherverse Classic	An existing network of interconnected virtual worlds that allow users to create content and offerings for consumers of immersive 3D entertainment experiences.	B2C and B2B

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Our primary competitors are Meta Horizon Worlds, Decentraland, The Sandbox and VRchat.

Customer Base

Our platform is enjoyed by users who explore and interact with the virtual environment on a B2C level, as well as business clients who create custom virtual environments for users to experience.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Issuer has rights to more than 60 patents, featuring patents in (i) Multi-instance, multi-user animation platforms, (ii) Recording and playing back, (iii) Immersive display; (iv) System and methods of virtual world interaction, (v) Device for physical interaction between remotely located users, and (vi) Conditional balance management for non-issuer debit instruments. The full list of the Issuer's patents can be found at https://www.utherverse.io/patent.

The Issuer also owns the following trademarks:

Application or Registration #	Title	Description	File Date	Grant Date	Country
7031144*	"UTHERVERSE"	Design Plus Words, Letters and/or Numbers	August 31, 2022	April 18, 2023	USA
5960062*	"UTHERVERSE"	Standard Character Mark	June 26, 2019	January 14, 2020	USA
97635667*	"XAEON"	Standard Character Mark	October 17, 2022	Pending	USA
5859975*	"VIRTUAL WORLD WEB"	Standard Character Mark	May 31, 2018	September 17, 2019	USA
7031145*	"BEST OF ALL WORLDS"	Standard Character Mark	September 1, 2022	April 18, 2023	USA
97730576*	"BEST OF ALL WORLDS"	Standard Character Mark	December 23, 2022	Pending	USA
5666152*	"PARTICLES"	Standard Character Mark	May 31, 2018	January 29, 2019	USA
4482904**	"RAYS"	Standard Character Mark	February 20, 2009	February 18, 2014	USA

*Trademarks are owned by Utherverse Digital Inc., a wholly-owned subsidiary of the Issuer.
**Trademark owned by the Issuer

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of Canadian and U.S. federal, province, state and local governmental authorities, along with the laws and regulations of countries in which it sells or operates in internationally. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation where it is a defendant.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	5%	$2,500	5%	$61,750
Technology & Product Development (1)	60%	$30,000	60%	$741,000
Marketing (2)	15%	$7,500	15%	$185,250
Infrastructure (3)	10%	$5,000	10%	$123,500
General Working Capital (4)	10%	$5,000	10%	$123,500
Total	**100%**	**$50,000**	**100%**	**$1,235,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest heavily in technology and product development. The proceeds for this category will be used for salaries and overhead for the continued software development of our metaverse platform and Xaeon metaverse browser, including software developers, network engineers, art teams (2D and 3D) and website coders and designers.

(2) We will use the proceeds for advertising and marketing of the platform to end users and B2B customers and salaries related to the sales and marketing team

(3) These proceeds will be used to build out the Issuer's infrastructure. Currently, our team handles a wide range of administrative and operational functions. We expect to hire additional employees to assist with these functions.

(4) We will use these proceeds for general working capital purposes, including day-to-day cash flow needs, rent, utilities and other corporate expenses.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brian Shuster	CEO, Founder and Chairman	CEO, Founder and Chairman of Utherverse, Inc., 2005 – Present; Responsible for overall management of the Issuer, designing and developing the platform and creating, patenting and implementing the Issuer's technology, and general CEO responsibilities.	UCLA, B.A., Communications, 1991
Jason White	Chief Operations Officer	Chief Operations Officer of Utherverse, Inc., 2007 – Present Responsible for operational matters.	High School
Jasmine Yuan	Chief Strategy Officer	Chief Strategy Officer of Utherverse, Inc., 2023 – Present Responsible for developing and executing strategy to grow the company financially CEO at YJX Capital LLC 2018-Present Responsible for sourcing, evaluating, and fundraising for private sector investments	Pace University, M.S., Finance, 2011; Shanghai University, BBA, Finance and Economics, 2004

Biographical Information

Brian Shuster: Brian is the CEO, Founder and Chairman of the Issuer. One of the pioneers of the Internet, Brian is the inventor of more than 100 issued technology patents. He created one of the first and most successful free web hosting companies in history, Webjump.com, which he sold to TheGlobe.com in 1999. After creating several other highly successful internet ventures, Brian founded the Issuer in 2005 to develop a network of interconnected virtual worlds using a common platform.

Jason White: Jason is the Chief Operations Officer of the Issuer. With a remarkable 22 years of experience in the computer and gaming industry, Jason stands as a capable Chief Operations Officer with a diverse skill set. He officially joined the Issuer in 2007, after previously owning successful computer and electronics stores. He has been instrumental in designing and implementing the underlying technology stack while asserting his business acumen to drive the company's performance and innovation.

Jasmine Yuan: Jasmine is the Chief Strategy Officer of the Issuer. Jasmine is a CFA, seasoned investor and entrepreneur with 18 years in investment. As CEO of YJX Capital, LLC, she leads in sourcing, evaluating, and fundraising for private sector investments. Previously a Portfolio Manager at Signature Estate & Investment Advisors, Jasmine managed over $7 billion in assets, spanning public and private investments. Holding Series 7 and 66 licenses, she holds a BBA from Shanghai University of Finance and Economics and an MS in Finance from Pace University.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 110,000,000 shares, consisting of: (a) 90,000,000 shares of Class A Common Stock, par value $0.001 per share (the "**Class A Common Stock**"); (b) 10,000,000 shares of Class B Common Stock, par value $0.001 per share (the "**Class B Common Stock**", and together with the Class A Common Stock, collectively, "**Common Stock**")); and (c) 10,000,000 shares of undesignated Preferred Stock, par value $0.001 per share (the "**Preferred Stock**"). Additionally, the Issuer has established the 2023 Stock Plan for which 15,000,000 shares of Class A Common Stock are authorized for issuance thereunder. As of the date of this Form C, 18,212,525 shares of Class A Common Stock, which include 2,840,000 vested and 125,000 unvested restricted shares issued under the 2023 Stock Plan, and 10,000,000 shares of Class B Common Stock are issued and outstanding. There are no shares of Preferred Stock issued and outstanding. Additionally, the Issuer has 8,750,000 options to purchase Class A Common Stock, including 8,000,000 vested options, issued and outstanding under the 2023 Stock Plan, leaving the Issuer with 3,285,000 shares of Class A Common Stock available for future issuance under the 2023 Stock Plan (after including vested and unvested shares of Class A Common Stock previously issued under the 2023 Stock Plan).

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	18,212,525*
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	49.01 %

*Includes 2,840,000 vested and 125,000 unvested restricted shares issued under the 2023 Stock Plan.

Type	Class B Common Stock*
Amount Outstanding	10,000,000
Par Value Per Share	$0.001
Voting Rights	5 votes per share
Anti-Dilution Rights	None
Material Terms	(a) Each share of Class B Common Stock shall be convertible into one share of Class A Common Stock at the option of the holder at any time; (b) Each share of Class B Common Stock shall automatically convert into one share of Class A Common Stock upon certain transfers; (c) Each share of Class B Common Stock shall automatically convert into one share of Class A Common Stock on the last day of the first full calendar quarter during which the outstanding shares of Class B Common Stock constitute less than 10% of all outstanding stock; and (d) Protective provisions so long as any shares of Class B Common Stock are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	26.91 %

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Option to Purchase Class A Common Stock Pursuant to 2023 Stock Plan
Shares Issuable Upon Exercise	8,750,000*
Voting Rights	The holders of Options to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Class A Common Stock at a later date. The issuance of shares of Class A Common Stock pursuant to the exercise of such additional Options would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	24.08%

*Includes 8,000,000 vested and 750,000 unvested Options issued under the 2023 Stock Plan.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Unsecured Loans from Issuer's Chairman and Founder and/or Affiliated Entities
Principal Amount Outstanding	$668,630
Interest Rate and Amortization Schedule	7%
Description of Collateral	Unsecured
Maturity Date	On Demand

Type	Unsecured Loans from Issuer's Chairman and Founder*
Principal Amount Outstanding	CAD$625,000
Interest Rate and Amortization Schedule	8%
Description of Collateral	Unsecured
Maturity Date	On Demand

*In connection with these loan advances, Brian Shuster was granted options to purchase five million (5,000,000) shares of Class A Common Stock at an exercise price of $1.00 per share.

Type	Loan Agreement with Niya Holdings
Principal Amount Outstanding	$675,000*
Interest Rate and Amortization Schedule	6%
Description of Collateral	Secured
Maturity Date	April 11, 2024

*On April 1, 2023, the Issuer amended this promissory note to convert $675,00 of the original $1,350,000 principal balance into 270,000 shares of Class A Common Stock at a conversion price of $2.50 per share. Additionally, the Issuer has an option to convert 50% of the remaining principal amount outstanding into Utherverse tokens, a digital currency not yet in circulation.

Type	Loan Agreement with Blockchain Funding*
Principal Amount Outstanding	$350,000
Interest Rate and Amortization Schedule	5%
Description of Collateral	Secured
Maturity Date	August 12, 2025

*The Issuer has pledged 2,800,000 shares of Class A Common Stock to secure this note.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Brian Shuster	7,062,525 shares of Class A Common Stock 10,000,000 shares of Class B Common Stock	83.65%

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of August 31, 2023, the Issuer had an aggregate of $503,547 in cash and cash equivalents, leaving the Issuer with approximately 2 months of runway. The Issuer's Founder and Chairman has agreed to provide financial support to the Issuer, if necessary, during the term of the Offering. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $5,000,000 by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering and Regulation CF (the "Concurrent Offering").

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$1,100,000	1,100,000	Technology and Product Development and General Working Capital	April 4, 2023; June 21, 2023	Reg D Rule 506(b)
Option to Purchase Class A Common Stock Issued under 2023 Stock Plan	$0	4,450,000	N/A	April 5, 2023; April 6, 2023; May 3, 2023; May 26, 2023; June 1, 2023; June 19, 2023	Rule 701
Option to Purchase Class A Common Stock Issued as Part of Strategic Investment	$0	3,000,000	N/A	April 5, 2023;	Section 4(a)(2)
Restricted Class A Common Stock Issued under 2023 Stock Plan	$0	500,000	N/A	June 21, 2023; June 25, 2023	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(a) From the period of July 2005 to July 2015, the Company entered into multiple loan agreements with Brian Shuster, its Chairman and Founder (and former CEO), and/or his affiliated entities, totaling $1,736,908 in the aggregate. The loans bear interest at a rate of 7% and have no specific terms of repayment or a maturity date. The current principal balance as of August 31, 2023 is $668,630. See the section titled "*Outstanding Debt*" for more information regarding these loans.

(b) From April 2023 through June 2023, the Issuer received several loan advances totaling in the aggregate CAD$625,000 from Brian Shuster, its Chairman and Founder. The loan advances bear interest at a rate of 8% and are due on demand. In connection with these loan advances, Brian Shuster was granted options to purchase five million (5,000,000) shares of Class A Common Stock at an exercise price of $1.00 per share. See the section titled "*Outstanding Debt*" for more information regarding these loans.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.utherverse.io.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Utherverse, Inc.
(Issuer)

By:/s/Brian Shuster
(Signature)

Brian Shuster
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Shuster
(Signature)

Brian Shuster
(Name)

Director
(Title)

October 23, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Utherverse, Inc. (the "Company") a Nevada Corporation

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Utherverse, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 14, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
October 4, 2023

Vincenzo Mongio

UTHERVERSE, INC.
Consolidated Statement of Financial Position
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

	December 31, 2022	December 31, 2021
Assets		
Current		
Cash	$ 648,677	$ 93,888
Prepaids	16,564	35,465
Accounts receivable	14,582	3,795
Tax receivable	-	56,300
Security deposits	37,042	5,400
Inventory	-	1,966
Due from related parties	682,762	788,720
Total Current Assets	1,399,627	985,534
Digital assets	89,333	-
Investment	96,000	96,000
Property, Plant and Equipment	60,442	87,154
Total Assets	$ 1,645,402	$ 1,168,688
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 391,110	$ 166,706
Deferred revenue	691,845	60,158
Due to related party - promissory notes	668,630	869,423
Interest payable	247,030	162,827
Loan	-	-
Total Current liabilities	1,998,615	1,259,114
Long term debt	1,700,000	-
Total Liabilities	3,698,615	1,259,114
Shareholders' Equity		
Common shares - Class A; 90,000,000 authorized; 7,330,025 issued and outstanding, par value $0.001	$ 28,202	$ 28,202
Common shares - Class B; 10,000,000 authorized; 10,000,000 issued and outstanding, par value $0.001	1,000,000	1,000,000
Additional paid-in capital	-	-
Deficit	(3,081,415)	(1,118,628)
Total Shareholders' Equity	(2,053,213)	(90,426)
Total Liabilities and Shareholders' Equity	$ 1,645,402	$ 1,168,688

The accompanying notes are an integral part of these consolidated financial statements

UTHERVERSE, INC.
Statement of Operations and Loss
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

		Year ended December 31, 2022		Year ended December 31, 2021
Revenue	$	3,190,247	$	3,822,940
Cost of Sales		1,663,950		2,075,936
Gross Margin		1,526,297		1,747,004
Operating Expenses				
General and administrative	$	914,253	$	843,769
Wages and salaries		958,797		636,649
Professional fees		238,925		51,301
Marketing and advertising		42,101		-
Development costs		833,748		155,613
Depreciation		21,770		27,440
Total Operating Expenses		3,009,594		1,714,772
Other expenses (income)				
Interest and finance fees	$	93,215	$	23,119
Foreign exchange		364,235		44,872
Loans forgiven		-		(14,920)
Rental income		-		(74,854)
Research tax credits		-		(90,566)
Other expenses (income)		(3,414)		1,997
Total other expenses (income)		454,036 #		(110,352)
Net operating loss		(1,937,333)		142,584
Income tax (recovery)		25,454		72,797
Net Loss	$	(1,962,787)	$	69,787

The accompanying notes are an integral part of these consolidated financial statements

UTHERVERSE, INC.
Statement of Cash Flows
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

	Year ended December 31, 2022	Year ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,962,787)	$ 69,787
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	127,728	85,967
Changes in non-cash working capital items:		
Cryptocurrencies	(89,333)	-
Accounts receivable	13,871	12,957
Prepaids	18,901	(32,449)
Inventory	1,966	(14)
Deferred income tax	-	-
Deferred revenue	631,687	60,158
Accounts payable and accrued liabilities	224,404	(17,019)
Interest payable	84,203	17,609
Net cash used in Operating Activities	(949,360)	196,996
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	4,942	(14,373)
Net cash used in Investing Activities	4,942	(14,373)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loans payable	1,700,000	-
Repayment related party - promissory notes	(200,793)	(223,324)
Repayment of loans	-	(43,490)
Net cash provided by Financing Activities	1,499,207	(266,814)
Inflow (Outflow) of Cash	554,789	(84,191)
Cash - Beginning of period	93,888	178,079
Cash and restricted cash - End of period	$ 648,677	$ 93,888
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for income taxes	$ 25,454	$ 72,797
Cash paid for interest	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements

UTHERVERSE, INC.
Statement of Changes in Shareholders' Equity
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

	Common Shares - Class A		Common Shares - Class B		Additional paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity (Deficit)
	# of shares	Investment	# of shares	Investment			
January 1, 2021	7,340,025	28,202	10,000,000	1,000,000	-	(1,188,415)	(160,213)
Common shares	-	-				-	-
Net Loss	-	-				69,787	69,787
Ending Balance December 31, 2021	7,340,025	28,202	10,000,000	1,000,000	-	(1,118,628)	(90,426)
Common shares	-	-				-	-
Net Loss						(1,962,787)	(1,962,787)
Ending Balance December 31, 2022	7,340,025	28,202	10,000,000	1,000,000	-	(3,081,415)	(2,053,213)

The accompanying notes are an integral part of these consolidated financial statements

UTHERVERSE, INC.
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

1. **NATURE OF OPERATIONS**

    Utherverse , Inc. ("the Company") is a corporation formed on June 2, 2005 in Nevada. The Company creates and sells services through its adult social network. The Company plans on using proceeds from a capital raise for sales, marketing, and inventory. The Company's registered office is located at 3827 S Carson St #196 Carson City, NV 89701, United States.

    The Company also has operating wholly-owned subsidiaries as follows:

    - Virtual World Web Inc. (United States, 100% owned by Utherverse, Inc.);
    - Rays Payment Inc. (United States, 100% owned by Utherverse, Inc.);
    - Utherverse Digital Inc. (Canada, 100% owned by Chief Executive Officer, Brian Shuster); See "Note 13 – Subsequent Events".
    - and a subsidiary operating under Utherverse Digital Inc., Magical Reality Inc. (Canada, 100% owned by Utherverse Digital Inc.)

    The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise capital.

2. **BASIS OF PREPARATION**

    The financial statements of the Company are prepared on the accrual basis of accounting using accounting principles generally accepted in the United States of America. The has Company no predecessor entities.

    Principles of Consolidation and Presentation

    The Company's consolidated the financials of the Company include its wholly-owned subsidiaries: Virtual World Web Inc. and Rays Payments Inc., as well as entities defined as Variable Interest Entities, which are Utherverse Digital Inc. and Magical Reality Inc.

    The Company consolidates entities in which we have a controlling financial interest.

    Variable Interest Entities

    Utherverse Digital Inc. and Magical Reality Inc. (100% owned by Utherverse Digital Inc.), ("the Variable Interest Entities") are 100% owned by the Company's Chief Executive Officer. See "Note 13 – Subsequent Events". Management has determined that the Company is the primary beneficiary of the Variable Interest Entities based on the following:

    - Key management decisions are made for all entities by the Chief Executive Officer.
    - Funding, through intercompany transactions and balances, has been provided to the Company and from the Company from the Variable Interest Entities.
    - Notes payable have been entered into through the Variable Interest Entities for working capital purposes of the Company.
    - There are no assets held by the Variable Interest Entities that are restricted to only settle outstanding obligations within the Variable Interest Entities.
    - The cash flows generated and used by the Variable Interest Entities have in the reporting periods been utilized by the Company.

    As the operations of the Variable Interest Entities and the Company are fully integrated, the Company's financial statements have been consolidated along with the Variable Interest Entities, and in accordance with the accounting policies used by the Company.

    Basis of Consolidation – Foreign Operations

    The financials of the Company include its wholly-owned subsidiaries: Virtual World Web Inc. and Rays Payments Inc., as well as entities defined as Variable Interest Entities, which are Utherverse Digital Inc. and Magical Reality

Inc.

All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year.

3.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Cash and cash equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Restricted cash

Restricted cash includes cash balances that are subject to provisions related to the Company's loans payable.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are stated net of the allowance for doubtful accounts and customer deductions. Payment terms are short-term in nature and are all less than one year.

Based on management's assessment and current relationships with customers having outstanding balances, it has concluded that realization losses on balances outstanding at year-end will be immaterial. Therefore, there was no allowance for doubtful accounts as of December 31, 2022 and 2021. Accounts receivable outstanding in excess of 90 days are $0 and $0 as of December 31, 2022, and 2021, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative Costs

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Inventory

Inventory only includes inventory considered saleable or usable in future periods and is stated at the lower of cost or net realizable value, with cost being based on standard cost and production variances, which approximate actual cost on the first-in, first-out method. Cost components include raw materials, components, inbound freight and shipping costs and direct labor.

The Company's inventory primarily consists of finished goods, representing virtual reality headsets.

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line method.

The Company periodically reviews the carrying amounts of property and equipment to determine whether current events or circumstances warrant adjustments. If an impairment adjustment is considered necessary, such loss is recognized in the amount which the carrying value of the related assets exceeds their fair value.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Revenue recognition

The Company has adopted the provisions of FASB Accounting Standards Codification ("ASC") Topic 606, *Revenue From Contracts with Customers* ("ASC 606") using the full retrospective method. ASC 606 eliminates industry-specific guidance and provides a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of ASC 606 is that a reporting entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the reporting entity expects to be entitled in exchange for those goods and services.

In accordance with ASC 606, the Company utilizes the following steps to recognize revenues:

- Identify the contract with the customer
- Identify the performance obligations in the contract
- Determine the transaction price
- Allocate the transaction price
- Recognize the revenue when or as the entity satisfies a performance obligation

Membership revenues – Utherverse

The Company operates an online social network of interconnected virtual worlds, where customers can meet, play, and work together in a virtual setting. The customers enter into a contract with the Customer upon signing up online and completing a terms of service for the membership. Memberships are available on a month to month basis. The performance obligation is defined in the terms of service and outlines the transaction price per month for membership. The Company allocates transaction price across the period in which the monthly membership is utilized. The Company recognizes the revenue once the Company completes the performance obligation of providing the services outlined in the terms of service.

In-game purchases - Utherverse

As part of the Utherverse, participants are able to purchase in-game items, including avatars and other memorabilia for their characters. The in-game purchases are facilitated by first purchasing tokens, and then utilizing these purchased tokens for in-game purchases. The in-game purchase contract is entered into when the customer

(Expressed in United States Dollars)

completes an in-game purchase through the prompts during gameplay. The performance obligation is defined in the terms of service that was entered into when the customers joined the Utherverse. The transaction price of in-game purchases are clearly stated for users. The revenue is allocated when the customer completes the in-game prompt for purchase. The Company recognized the revenue for the in-game purchases once the check-out is completed by the customer and payment has been received by the Company.

As of December 31, 2022 and 2021, the Company had $691,845, and $60,158 of deferred revenue for memberships, in-game purchases, or token orders that have been made an paid for, but performance obligations had not yet been met by the Company.

Fair value measurements

The Company follows ASC 820, "Fair Value Measurements and Disclosures", which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the date of measurement. ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amounts shown of the Company's financial instruments including cash and cash equivalent, prepaids, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments.

The Company did not have any financial instruments required to be measured at fair value on a recurring basis as of December 31, 2022 or 2021.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Intangible Assets

Intangible assets consist of patents and trademarks and are amortized over the expected useful life or the intangible asset. The Company assesses intangible assets at least annually for impairment or more frequently if events or circumstances exists.

Digital Assets

The Company currently accounts for all digital assets held as indefinite-lived intangible assets in accordance with ASC 350, *Intangibles—Goodwill and Other*. The Company has ownership of and control over the digital assets and may use third-party custodial services to secure it. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheet at cost, net of any impairment losses incurred since acquisition.

The Company determines the fair value of our digital assets on a nonrecurring basis in accordance with ASC 820, *Fair Value Measurement* ("ASC 820"), based on quoted prices on the active exchange(s) that have been determined as the principal market for such assets. The Company performs an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted prices on active exchanges, indicate that it is more likely than not that digital assets are impaired. In determining if an impairment has occurred, the Company consider the lowest market price of one unit of digital asset quoted on the active exchange since acquiring the digital asset. When the current carrying value of a digital asset exceeds the fair value determined each quarter, an impairment loss has occurred with respect to those digital assets in the amount equal to the difference between their carrying values and the prices determined.

Impairment losses are recognized within the consolidated statements of operations in the period in which the impairment is identified. Gains are not recorded until realized upon sale(s), at which point they are presented net of any impairment losses for the same digital assets. In determining the gain to be recognized upon sale, the Company calculates the difference between the sales price and carrying value of the digital assets sold immediately prior to sale.

Commitments and contingencies

The Company may at times be subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business. When management believes that a liability is probable and can be reasonably estimated, a liability will be accrued. As of December 31, 2022, management is unaware of any matters which it believes warrant recognition and/or disclosure in the financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company calculates and provides for income taxes in the tax jurisdiction in which the Company operates. Provision for income taxes includes the amounts payable or refundable for the current year, the effect of deferred taxes and impacts from uncertain tax positions.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, net operating losses, tax credits and other carryforwards. Deferred tax assets and liabilities are measured using tax rates

(Expressed in United States Dollars)

when the assets and liabilities are expected to be realized or settled. The Company regularly reviews deferred tax assets for realizability and establishes appropriate valuation allowances based on available evidence including historical operating losses, projected future taxable income, expected timing of the reversals of existing temporary differences, and appropriate tax planning strategies.

Stock Based Compensation

Financial Accounting Statement No. 123R, Accounting for Stock Based Compensation, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the "disclosure only" alternative described in SFAS 123 and SFAS 148, which require pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

4. INVENTORY

Inventory consists of the following:

	December 31, 2022	December 31, 2021
Finished Goods	$ -	$ 3,405
Total	$ -	$ 3,405

Finished goods consisted of virtual reality headsets. During the year ended December 31, 2022, inventory was fully written off.
amortization.

5. PROPERTY, PLANT AND EQUIMENT

	Furniture and equipment ($)	Computer hardware ($)	Leasehold improvements ($)	Computer Software ($)	Total ($)
December 31, 2020	36,684	54,822	2,670	6,045	100,221
Additions (disposals)	18,758	4,331	(2,670)	(6,045)	14,373
Amortization	(8,945)	(18,495)	-	-	(27,440)
December 31, 2021	46,496	40,658	-	-	87,154
Additions (disposals)	-	(4,942)	-		(4,942)
Amortization	(8,339)	(13,431)	-		(21,770)
December 31, 2022	38,157	22,285	-	-	60,442

UTHERVERSE, INC.
Notes to Financial Statements
For the years ended December 31, 2022 and 2021
(Expressed in United States Dollars)

During the years ended December 31, 2022, and 2021, the Company recorded $21,770 and $27,440 of depreciation.

Furniture and equipment are amortized over the useful life of the asset (straight-line, 3-5 years). Computer hardware is amortized over the useful life of the asset (straight-line, 2-4 years).

6.   INVESTMENTS

In 2009, the Company purchased an investment in Baxio Brasil Daydream Informatica Ldda. ("Baxio"), whereby it provided seed funding for operations, for a total of $96,000. The Company does not own greater than 20% of Baxio and the Company has not received any share of earnings since the investment was entered into.

7.   DIGITAL ASSETS

During the year ended December 31, 2021, the Company received Ethereum ("ETH") and Tether tokens ("USDT") as token sales for a future Utherverse online game.

As of December 31, 2022, all of the digital assets that have been received have been recorded as deferred revenues.

Digital Assets at December 31, 2022

	Fair Value ($)
XETH	5,347
USDT	9,380
USDC	16,394
ZUSD	768
ETH	8,473
BTC	876
USDC	60,790
Total	102,028
Digital Assets – Cost ($)	99,282

No impairment was required for the digital assets held by the Company as of December 31, 2022, as fair value as of December 31, 2022 exceeded the cost basis.

8.   RELATED PARTY TRANSACTIONS

The Company enters into significant transactions with related parties, primarily for funding of its ongoing operations and follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure or related party transactions. It is possible that the terms of such transactions would not be the same with these related parties as would result from transactions among unrelated parties.

Total compensation earned by key management personnel, including the Chief Executive Officer, was $24,746 and $24,820, respectively. As of December 31, 2022, and 2021, the Chief Executive Officer was owed $0, and $0.

Related Party – promissory notes

From the period of July 2005 to December 31, 2022, the Company entered into multiple loan agreements with the President. The loans bear interest at a rate of 7%, and have no specific terms of repayment, and are outlined below:

(Expressed in United States Dollars)

On June 14, 2005, the Company received $50,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On July 7, 2005, the Company received $50,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On October 4, 2005, the Company received $50,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On January 4, 2006, the Company received $150,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On April 3, 2006, the Company received $50,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On May 3, 2006, the Company received $50,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On May 31, 2006, the Company received $50,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On June 13, 2006, the Company received $50,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On June 28, 2006, the Company received $45,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On July 11, 2006, the Company received $218,175 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On June 18, 2007, the Company received $100,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On July 9, 2007, the Company received $100,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On July 23, 2007, the Company received $100,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On August 15, 2007, the Company received $80,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On August 20, 2007, the Company received $100,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On September 7, 2007, the Company received $50,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On September 11, 2007, the Company received $100,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On October 1, 2007, the Company received $20,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On October 2, 2007, the Company received $20,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

(Expressed in United States Dollars)

On November 1, 2007, the Company received $50,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On December 10, 2007, the Company received $20,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On January 7, the Company received $78,168 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On March 3, 2008, the Company received $11,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On March 7, 2008, the Company received $48,661.80 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On July 6, 2008, the Company received $2,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On July 7, 2008, the Company received $1,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On July 21, 2008, the Company received $2,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On August 13, 2008, the Company received $72,904 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On July 27, 2015, the Company received $7,500 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

On July 27, 2015, the Company received $10,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 7%, due on demand.

<u>December 31, 2022, and 2021 – principal and interest payable</u>

The principal balance of the promissory notes due to the Chief Executive Officer as of December 31, 2022, was $668,630, and the principal balance of the promissory notes due to the Chief Executive Officer as of December 31, 2021, was $869,423.

9. LOANS PAYABLE

<u>Loans Payable</u>

On February April 11, 2022, the Company entered into a loan agreement with Niya Holdings, LLC for USD $1,350,000 at a rate of 6%, maturing on April 11, 2024. Interest on the loan is paid monthly.

On August 12, 2022, the Company entered into a loan agreement with Blockchain Funding, Inc., for USD $350,000 at a rate of 5%, maturing on August 12, 2025.

(Expressed in United States Dollars)

					For the Year Ended December 2022			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Date**	**Maturity Date**	**Current**	**Non-Current**	**Total Indebtedness**	**Accrued Interest**
Blockchain Funding Inc.	350,000	5%	2022-08-12	2025-08-12	-	350,000	350,000	6,760
Niya Holdings	1,350,000	6%	2022-04-11	2025-04-11	-	1,350,000	1,350,000	58,586
Total					**-**	**1,700,000**	**1,700,000**	**65,347**

Commitments to repay loans

The Company has the following obligations to repay loans over the next five years:

- Year ended December 31, 2023: principal payments of $0 and interest payments of $0.
- Year ended December 31, 2024: principal payments of $0 and interest payments of $0.
- Year ended December 31, 2025: principal payments of $1,700,000 and interest payments of $243,222.
- Year ended December 31, 2026: $0
- Year ended December 31, 2027: $0

10. SHAREHOLDERS' EQUITY

The Company's authorized capital stock consists of 90,000,000 Class A Common Shares and 10,000,000 Class B Common Shares.

As of December 31, 2022, and 2021, the Company had 7,340,025 Class A Common Shares, and 10,000,000 Class B Common Shares outstanding.

During the years ended December 31, 2022, and 2021, the Company did not issue any Class A or Class B Common shares.

11. INCOME TAXES

The Company has not made provision for income taxes for the years ended December 31, 2022, and December 31, 2021, since the Company has the benefit of net operating losses in these periods.

Due to uncertainties surrounding the Company's ability to generate future taxable income to realize deferred income tax assets arising as a result of net operating losses carried forward, the Company has not recorded any deferred income tax assets as of December 31, 2022, or December 31, 2021.

As of December 31, 2022, and 2021, the Company had approximately $2,667,000 (CAD$3,600,000), and $0, of net operating losses available in Canada (Utherverse Digital Inc.), expiring in 2042, subject to eligibility as determined by the respective tax regulating authorities.

As of December 31, 2022, and 2021, the Company had $0 and $0, of net operating losses available in the United States (Utherverse Inc). The Company's net operating loss carry forwards may be subject to annual limitations, which could eliminate, reduce or defer the utilization of the losses because of an ownership change as defined in Section 382 of the Internal Revenue Code U.S. Federal tax returns are closed by statute for years through 2014. The status of state and non-U.S. tax examinations varies due to the numerous legal entities and jurisdictions in which the Company operates.

(Expressed in United States Dollars)

Net deferred tax assets consist of the following components as of:

	December 31, 2022 United States	December 31, 2021 United States	December 31, 2022 Canada	December 31, 2021 Canada
NOL Carryover	$ 4,115	$ 8,199	$ 2,667,000	$ -
Valuation allowance	(4,115)	(8,199)	(2,667,000)	-
Net deferred tax asset	$ -	$ -	$ -	$ -

12. CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not involved with or knows of any pending or threatening litigation against the Company or any of its officers or directors. Further, the Company is currently complying with all relevant laws and regulations.

13. SUBSEQUENT EVENTS

In 2023, Utherverse, Inc. acquired 100% ownership of Utherverse Digital, Inc. from the Company's Chief Executive Officer.

Articles and Bylaws

On March 13, 2023, Utherverse Inc. amended the amount of authorized shares available to be issued to 110,000,000 shares of capital stock, consisting of 90,000,000 shares of Class A Common Stock, par value $0.001, and 10,000,000 shares of Class B Common Stock, par value $0.001, and 10,000,000 shares of undesignated Preferred Stock, par value $0.001.

Promissory Notes

On April 1, 2023, the Company entered into an amendment to its convertible promissory note with Niya Holdings, LLC, originally dated April 22, 2022. Both parties agreed that $675,000 of the principal outstanding balance of $1,350,000 would be converted into common stock of the Company at a rate of $2.50 per share, resulting in the issuance of 270,000 shares. Per the terms of the amendment, Niya Holdings, LLC also now has an option to convert $675,000 of the principal amount of the loan into Utherverse tokens, a digital currency not yet in circulation.

On June 5, 2023, the Company entered into amended terms of its promissory note of $350,000 entered into on August 12, 2022 between Utherverse Digital, Inc. and Blockchain Funding, Inc for USD $350,000 at a rate of 5%, maturing on August 12, 2025. Per the terms of the amendment, the Company pledged 2,800,000 Class A Common Stock to secure amending terms, including changing the borrowing party of the promissory note to Utherverse Inc. from Utherverse Digital, Inc.

Equity

From January 1, 2023, to the date of the issuance of these financial statements, the Company issued 2,840,000 Class A Common Shares for services rendered to the Company by employees, contractors, and consultants.

On April 4, 2023, the Company issued 100,000 Class A Common Shares as part of a private placement, at a price of $1.00 per share.

On April 10, 2023, the Company issued 1,500,000 Class A Common Shares to Blockchain Alliance, and 2,185,000 Class A Common Shares as a distribution from shares issued to Blockchain Alliance invested shares to individual investors, pursuant to a membership purchase agreement.

On June 21, 2023, the Company issued 1,000,000 Class A Common Shares as part of a private placement, at a price of $1.00 per share.

In 2023, the company adopted a stock incentive plan in which the company reserved 15,000,000 shares of common stock for issuance. As of August 10, 2023, the company has issued 11,715,000 awards under the plan, consisting of 2,965,000 shares of Class A Common Stock and 8,750,000 options to purchase Class A Common Stock.

Related Party Loans

On April 19 and 27, 2023, the Company received a total of CAD$250,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 8%, due 90 days after issuance. In addition, the Company issued the Chief Executive Officer 2,000,000 fully vested Class A Common Stock options, at an exercise price of USD$1.00, expiring ten years after issuance.

On May 17, 2023, the Company received a total of CAD$125,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 8%, due 90 days after issuance. In addition, the Company issued the Chief Executive Officer 1,000,000 fully vested Class A Common Stock options, at an exercise price of USD$1.00, expiring ten years after issuance.

On June 1, 2023, the Company received a total of CAD$125,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 8%, due 90 days after issuance. In addition, the Company issued the Chief Executive Officer 1,000,000 fully vested Class A Common Stock options, at an exercise price of USD$1.00, expiring ten years after issuance.

On June 19, 2023, the Company received a total of CAD$125,000 and issued a promissory note to the Chief Executive Officer at an interest rate of 8%, due 90 days after issuance. In addition, the Company issued the Chief Executive Officer 1,000,000 fully vested Class A Common Stock options, at an exercise price of USD$1.00, expiring ten years after issuance.

14.   GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations for the years presented and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and has seen increases in revenue in 2023. Management is in the process of raising funds to satisfy its capital needs. No assurance can be given that the Company will be successful in this effort. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

UTHERVERSE, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Utherverse, Inc., a Nevada corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $70,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the

Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c) **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**.   This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means Class A common stock, par value $0.001 per share, and Class B common stock, par value $0.001 per share, of the Issuer, as applicable.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask the Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Nevada, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Carson City, Nevada. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

UTHERVERSE, INC.

By:
Name: Brian Shuster
Title: Chief Executive Officer
Address: 3827 S Carson St, #196, Carson City, NV 89701
Email: invest@utherverse.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by Utherverse, Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the Investor is entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Utherverse, Inc. (the "**Nominee Designee**"). Notwithstanding the foregoing, the Nominee Designee shall not have any discretion whatsoever over the selection of a duly qualified custodian. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding the foregoing, the Nominee shall not vote or elect to amend or otherwise sell, assign, or hypothecate the beneficial interest in the Security to a third-party at the direction of the Nominee Designee; in all cases the Issuer or the Nominee on the Issuer's behalf must seek instructions from the Investor in accordance with the terms thereof.

Upon any conversion of the Securities into Conversion Securities of the Issuer, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Issuer that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:		**NOMINEE:**
		Republic Investment Services LLC

By:

Name:

Date:

By:

Name: Antonio Namwong, President

Date:

ISSUER:

Utherverse, Inc.

By:

Name: Brian Shuster, CEO

Date:

EXHIBIT C

Video Transcript

Exhibit D- Utherverse Video Transcripts

Video #1: Utherverse Closed Beta

Video with music in the background showcasing the avatar and scenic elements of the Utherverse platform. Announcing the opening of the beta version of the platform being on September 26th.

Video #2: Welcome to Web3

Video with music in the background, illustrating the coming evolution of the world wide web. Includes statements from industry experts and financial analysts about the expected size and worth of the metaverse as an industry.

Video #3: Gen 2 Trunk Teaser

Video with music in the background announcing the 2nd Generation of Trunks that are available to purchase. Trunks include elements and products that can be used on the Utherverse platform. Presale begins on September 17th with Public sale opening on September 18th, concluding on September 19th.

Video #4: Exclusive Gen 1 Trunk Assets

Video with music in the background that shows off all the assets and products included in the 1st Generation Trunk that can be used with the Utherverse platform.

Video #5: The Uthers Genesis Collection Preview II

Video with music in the background depicting an avatar inside the Utherverse platform that is modeling different type of clothing and accessories.

EXHIBIT D

Testing the Waters Communications

Republic

Company Name Utherverse

Logo Utherverse

Headline The Next Generation of the Internet – 4th Generation Metaverse Platform Launch!



Slides


GEN 1 CHAINS
EXCLUSIVELY FOR GEN 1 TRUNKS
Utherverse
Best Of All Worlds


GENESIS COLLECTION
PREVIEW
Utherverse
Utherverse®
www.utherverse.io

Tags B2B, B2C, Combat Carbon, Reduce, Reuse, Recycle, Social Media + Networks, Software, AI & Machine Learning, AR/VR, Companies

Summary

- Already operates the world's most successful Metaverse Platform
- Last Gen Metaverse Platform was franchised to 17 countries
- More than 18 years of operational Metaverse experience
- Preparing Beta launch of 4rd-gen metaverse Platform (2023)
- More than 80 patents have been issued for the company's tech
- Offering Metaverse-as-a-Service and Interoperable Metaverse Platform
- Xaeon web3 browser | fNFTs | UTHER coin | Metaverse Search Engine

Problem

We intend to Dominate the estimated $8-30 Trillion (Citi Est) Metaverse space with the solutions we have tested over the past 18 years in our three earlier Metaverse generations.


How can we consolidate all
Metaverse offerings across
the entire Web3 space
into a single, interoperable
platform that can leverage
the entire community to
provide useful education,
Utherverse



entertainment, business, fashion, virtual real-estate, Search Engine and all the other verticals?

Our experience is unequalled. Having seen how the Web itself consolidated all the offerings under one uniform system of Browsers, we have already slayed the likes of Google (Lively) and Sony (@Home), and now we are poised to slay Meta (Facebook's Horizon Worlds), Decentraland and the Sandbox to become the single platform upon which the next generation of the Internet is built.

Solution

The Next Generation Of The Internet Is Here

Utherverse, Inc. is unlike anyone else offering a "metaverse".



Just as there is a single "Internet" that hosts almost all online content, so it is that we believe there will be a single Metaverse Platform upon which all metaverse offerings will exist and interoperate.

We have been preparing this platform for almost two decades and it is now ready to begin to launch.

Utherverse, Inc. is a metaverse and software development company preparing the commercial launch of its 4th-generation metaverse, called the "Utherverse." The Utherverse is an immersive, interoperable, and synchronous virtual universe platform designed to change how we interact, work and play.



Bringing all Metaverse offerings under our umbrella, our proprietary Metaverse Browser XAEON™ enables users to access all interoperable Metaverses from a single source application.

Utherverse is creating a powerful set-up design and creator tools from curated Event Calendars to Meta Search Engines to a full-suite of social-media-for-Metaverse that will generate unique value and revenue to the company.

In addition to the Utherverse metaverse, the company is poised to offer its next-generation Metaverse-as-a-Service ("MaaS"). The Utherverse MaaS platform:



Enables licensed third-parties to create and operate their own virtual worlds, games and metaverses;
Enables creators to design digital assets; and
Enables businesses and service providers to offer a broad range of use cases (e.g., fashion, retail, gaming, sports, fitness, real estate, financial services, advertising and marketing, workplaces and collaboration tools, education, conferences and events and many more).





Product

Best Of All Worlds
since 2003

Our technology stack is encased by one
of the deepest intellectual property portfolios in the space.

Your browser does not support HTML5 video.Utherverse Inc. has created a powerful set-up design, creator tools, and platform technologies that enable licensors to design and execute an unlimited range of offerings. We provide the virtual commerce rails and tools that enable members and creators to buy and sell products, services, and facilitate interoperability within physical and virtual ecosystems.

Our Place In The Metaverse

The metaverse can be described as consisting of four main components: content and experience; platforms; infrastructure and hardware; and enablers and payment mechanisms. Utherverse is active in three of these layers.

Metaverse as a Service (MaaS)

Metaverse-as-a-Service, or MaaS, can simply be described as an enterprise solution that will enable businesses to penetrate the Metaverse with their own virtual worlds for a variety of use cases that span from entertainment and gaming to business, finance, education, and more.



Utherverse MaaS is dedicated to designing, executing, and accelerating our customers' metaverse objectives, offering a broad range of services across the metaverse value chain.

Backed by a deep portfolio of know-how and intellectual property both directly owned and under perpetual licensing arrangements, Utherverse Inc. has created a powerful set-up design and creator tools and platform technologies from Utherverse curated calendars to search engines to the XAEON™ browser that enable licensors to design and execute an unlimited range of offerings.

Xaeon Browser

Utherverse is creating a new layer of the Internet that sits on top of the flat World Wide Web layer.



When it is populated, this Virtual World Web (VWW™) will be comprised of millions of interconnected metaverse worlds that will all be accessed using a new kind of Internet Browser — Xaeon.

With Xaeon, all metaverse users can quickly and easily search millions of metaverse worlds, Landmark their favorite places and teleport directly to events.

For Utherverse, Xaeon lets us:

- Take Google's place and become the dominant Metaverse Search Engine
- Sell unlimited Virtual Land Domain Names and DNS services
- Become a major new competitor in the Web Browser space

FNFT (Functional NFT's)

FNFTs are more than flat profile pics, JPEGs or artwork. They are dynamic tokens that represent goods with utility and have function in the Utherverse.



Members of Utherverse can purchase fNFTs that are functional throughout the platform. Examples include "Trunks" that hold virtual goods, clothing that can be worn by the user's avatars, condos and living spaces, event tickets, or even private jets and yachts.

Pay-to-access options enable monetization for exclusive and premium offerings (items, tiers and tools, one-time events or entire worlds). Pricing structures are designed to complement the associated user experience.

Uther Coin



UTHER is a decentralized cryptocurrency.

UTHER Coin will be used to transact outside of the Utherverse platform using conventional digital wallets across a multitude of distributed ledgers.

wUTHER (In-World Exchange Token)

The Company is creating a "World UTHER token" that members and stakeholders can transact with that doesn't touch the blockchain. All wUther transactions take place with registered members in a system-to-system transfer. When a holder seeks to move the wUTHER currency to an externally usable wallet, wUTHER is converted on a 1:1 basis into UTHER with a transaction fee.

Traction

$77M Revenue To Date

4th-Gen Beta Launch In September 2023

Since it's inception, the company has tested three prior generations of software, which have all been primitive by comparison to what the final XAEON product entails. These prior test versions have nevertheless proven highly commercially successful, having brought in in tens of millions of users, having been franchised out to 17 countries, and having generated more than $77 million in revenues through memberships, marketplaces, advertising and other metaverse-related revenue streams.

Partners



Partners

Press

Customers

With tens of millions of users of our prior Metaverse offerings, we know that the community is our main customer base. Our community is comprised of Internet users of all ages and regions.



Gamers, Web3 and VR enthusiasts will likely make up a core of our early adopters, but the XAEON browser is designed to be very user-friendly.
It is easy to install and very easy to use. This should empower everyone toexperience our compelling initial Metaverse offering, and then continue to use the platform with ease.

The Company expects to be the dominant Metaverse in the near future, so if, as Gartner predicts, 25% of people will spend 1 hour per day in the metaverse by 2026, we expect our customer base to number in the hundreds of millions to more than a billion users in the coming years.

Business Model

With more than 18 years operating live metaverses around the globe, it is safe to say that we have an enormous competitive advantage when it comes to knowing how to set up the business models and monetize the metaverse. These are not theoretical concepts, but battle tested and proven methods of generating revenue and profit, while growing a strong and dedicated community of lifetime members.

Pitch text



The core foundation of revenue is a Fremium model for general use by our community of customers. Users get basic system access for free, but for advanced system features (such as private messaging, extended wardrobe, additional avatars and customization features) the users must upgrade to a Premium account.


Almost all users who stay on the platform will upgrade to a Premium package, which entails a monthly charge of $20 US and up.

In addition to monthly VIP revenue, the Company has similarly substantial business models that involve: Advertising revenue, virtual land rental and sales revenue, Metaverse as a Service income, Search engine revenue, Metaverse Domain Name (mDNS registrar) revenue, Event Ticket sales income, Patent Royalty revenue, eCommerce commission revenue and a whole host of other proven revenue models that will be brought up as the software continues to be built-out and released in successive upgrades and patches to the XAEON browser.

Market

The Metaverse Is Transforming E-Commerce And Online Communities

Competition

Our Patented Technology Is Years Ahead Of The Competition

The patents are proof of just how far into the future this team was thinking. This creativity, problem solving and forward planning should give everyone good reason to believe in this experienced team; and patents are just the tip of the iceberg. The team will always be years ahead of any competitor in our realistic and valuable vision of what's coming.


The solid and ongoing inventions and the IP protections afforded by the patents allow us to stand toe-to-toe with giants.
Our patents can create barriers to entry that can defend the company.
Utherverse

If our patents are infringed, our patent protection can potentially generate royalties or judgements if necessary.

Vision And Strategy

Plan/Growth/Timeline

Utherverse has massive depth of experience and talent in the marketing, sales and promotion with some of the most seasoned and successful marketing executives in the history of the internet.


Utherverse
New customer and user acquisition is being coordinated with software development to maximize the success of success and growth of each stage of the product release.

After years of development, the XAEON browser will debut on September 26, 2023 in Closed Beta - which will be accessed by invitation only. The Beta will grow and test the limits of the software with 24-hour persistence and daily events, leading up to two major planned upgrade patches in January 2024 and April 2024, after which we will host a massive Virtual Convention for Web3.

Connected to the rollout, in phases, Utherverse will engage in a substantial advertising campaign across the Web, and bring in increasingly commanding events and performances.

Your browser does not support HTML5 video.Leveraging our extensive marketing experience, the company will also roll out a first-of-its-kind Affiliate Promotional Program, in which we will offer revenue sharing to anyone who brings in their followers, friends or fans. The revenue share will pay the referrer a portion of the monthly membership payments made by referred customers.



This Master Affiliate Program (MAP) is a more perfected version of the Affiliate Program that was successfully tested and deployed in our prior metaverse versions, and it has been demonstrated to obtain massive online advertising from websites and influencers with no up-front cost to the company.
It also will allow us to provide high-quality entertainment at a substantially lower cost-basis (as performers with a large fan and follower base can elect to participate in the affiliate program instead of being paid for their performances).
Best Of All Worlds

We intend to leverage our vision, our focus on innovation, the breadth of our metaverse and Web 3 technology solutions and expertise to extend our market leadership and continue to fuel our growth. Key elements of our growth strategy include:



Continue to innovate and enhance our leading metaverse solutions;
Attract more members, transition free memberships to paying memberships and attract more MaaS customers;
Increase revenue from our members and customer base; and
Pursue selective acquisitions.







Impact

There is no more life-changing and environmentally friendly technology than a true metaverse.

As a green technology, one needs to look no further than a few simple use cases that have already proven successful in our prior generations of metaverse offerings.

  

Trade shows and Conventions are common uses of our Classic Utherverse platform. Businesses construct trade show booths and halls using digital decorators who assemble what would be million-dollar booths consuming vast amounts of energy and materials, all for the cost of changing a few pixels in software.

Attendees of the shows don't need to travel from around the world by plane or car, they attend using their computer.



This drives attendance up, drives costs down and saves enormous natural resources - all while delivering an unparalleled experience that includes business and social events.





There are thousands of similar use-cases where real world consumption needs are reduced or eliminated when the offering is moved into the Utherverse.
Utherverse

Utherverse has also been life-altering in a positive way for many users who have certain disabilities*. Being able to travel, attend events, engage in social activities and other offerings that are prohibitive for people like the immunocompromised, physically disabled or even those with social anxiety (to name just a small subset) has been liberating to whole communities.

*The Company recognizes that not all persons with disabilities have been able to experience the benefits of our metaverse offerings, but we hope to expand the features of our next generation so that it will extend the benefits to more and more people.

Funding

The Company has primarily been funded by investment from our Founder, Brian Shuster. The company has spent more than $40 million in development of its Metaverse offerings.

More recently, outside investors have been permitted to invest, and the company has raised more than $3 million USD in the form of equity sales, convertible notes, and presale of digital assets for use in the Utherverse metaverse.

Founders

Brian Shuster

President, Chairman & Co Founder

- Over 20 years of experience running metaverse companies.
- Founder of the first Internet Advertising company.
- More than 107 Tech Patents and counting.

Summary

The Utherverse metaverse will take the world by storm. It is in a league of its own as the Company launches its **fourth generation** platform to compete with **first generation competitors.**

As Facebook (Meta) spends tens of billions of dollars a year to develop a competing platform, the Utherverse platform is not only vastly superior already, but it is backed by more than 80 patents and the experience of decades of real world users and a staff with that real life experience that simply can't be bought for any amount of money.

This is an offering unlike any other. Utherverse has been a private company founded and run by one of the most successful intent pioneers. It has been operating for 20 years and is now positioning to take it's rightful place as a public company that will compete head-to-head with biggest tech companies in the world.

Utherverse is driven to become the undisputed leader in the next generation of the Internet which we hope will earn us the title as the most successful tech company in the history of the world.



TM
Utherverse



Team  Brian Shuster Founder & President

 Jason White   COO

 Robb Hackett CEO

Perks

$250	Whitelist for Early Beta Access	VIP Access for One Month			100 Uthertokens	
$500	Whitelist for Early Beta Access	VIP Access for One Month	fNFT Basic Apartment		250 Uthertokens	
$1,000	Whitelist for Early Beta Access	VIP Access for Six Months	fNFT Lux Apartment	600 UtherTokens		Backer of Utherverse Title
$1,750	Whitelist for Early Beta Access	VIP Access for One Year	fNFT Sub Penthouse	1200 UtherTokens		Investor of Utherverse Title
$2,500	Whitelist for Early Beta Access	UVIP Access for One Year	fNFT Penthouse	2000 UtherTokens		Founder of Utherverse Title

FAQ

Republic

Company Name	Utherverse
Logo	
Headline	The Next Generation of the Internet - 4th Generation Metaverse Platform Launch!



CLOSED
BETA
OPENS
SEPTEMBER 26, 2023

Best Of All Worlds®





Slides

GEN 2
LIMITLESS VALUE
COUNTLESS POSSIBILITIES

GEN 1
EXCLUSIVE
MALE + FEMALE CHAINS

THE
GENESIS



COLLECTION
PREVIEW

Tags B2B, B2C, Combat Carbon, Reduce, Reuse, Recycle, Social Media + Networks, Software, AI & Machine Learning, AR/VR, Companies

Summary

- Already operates the world's most successful Metaverse Platform
- Last Gen Metaverse Platform was franchised to 17 countries
- More than 18 years of operational Metaverse experience
- Preparing Beta launch of 4th-gen metaverse Platform (2023)
- More than 80 patents have been issued for the company's tech
- Offering Metaverse-as-a-Service and Interoperable Metaverse Platform
- Xaeon web3 browser | fNFTs | UTHER coin | Metaverse Search Engine

Problem

We intend to Dominate the estimated $8-30 Trillion (Citi Est) Metaverse space with the solutions we have tested over the past 18 years in our three earlier Metaverse generations.



How can we consolidate all Metaverse offerings across the entire Web3 space into a single, interoperable platform that can leverage the entire community to provide useful education, entertainment, business, fashion, virtual real-estate, Search Engine and all the other verticals?
Utherverse

Our experience is unequalled. Having seen how the Web itself consolidated all the offerings under one uniform system of Browsers, we have already slayed the likes of Google (Lively) and Sony (@Home), and now we are poised to slay Meta (Facebook's Horizon Worlds), Decentraland and the Sandbox to become the single platform upon which the next generation of the Internet is built.

Solution

The Next Generation Of The Internet Is Here

Utherverse, Inc. is unlike anyone else offering a "metaverse".



Just as there is a single "Internet" that hosts almost all online content, so it is that we believe there will be a single Metaverse Platform upon which all metaverse offerings will exist and interoperate.
We have been preparing this platform for almost two decades and it is now ready to begin to launch.

Utherverse, Inc. is a metaverse and software development company preparing the commercial launch of its 4th-generation metaverse, called the "Utherverse." The Utherverse is an immersive, interoperable, and synchronous virtual universe platform designed to change how we interact, work and play.



Bringing all Metaverse offerings under our umbrella, our proprietary Metaverse Browser XAEON ™ enables users to access all interoperable Metaverses from a single source application.

Utherverse is creating a powerful set-up design and creator tools from curated Event Calendars to Meta Search Engines to a full-suite of social-media-for-Metaverse that will generate unique value and revenue to the company.

In addition to the Utherverse metaverse, the company is poised to offer its next-generation Metaverse-as-a-Service ("MaaS"). The Utherverse MaaS platform:



Enables licensed third-parties to create and operate their own virtual worlds, games and metaverses;



Enables creators to design digital assets; and



Enables businesses and service providers to offer a broad range of use cases (e.g., fashion, retail, gaming, sports, fitness, real estate, financial services, advertising and marketing, workplaces and collaboration tools, education, conferences and events and many more).

Product

Best Of All Worlds
since 2003

Our technology stack is encased by one
of the deepest intellectual property portfolios in the space.

Your browser does not support HTML5 video.Utherverse Inc. has created a powerful set-up design, creator tools, and platform technologies that enable licensors to design and execute an unlimited range of offerings. We provide the virtual commerce rails and tools that enable members and creators to buy and sell products, services, and facilitate interoperability within physical and virtual ecosystems.

Our Place In The Metaverse

The metaverse can be described as consisting of four main components: content and experience; platforms; infrastructure and hardware; and enablers and payment mechanisms. Utherverse is active in three of these layers.

Metaverse as a Service (MaaS)

Metaverse-as-a-Service, or MaaS, can simply be described as an enterprise solution that will enable businesses to penetrate the Metaverse with their own virtual worlds for a variety of use cases that span from entertainment and gaming to business, finance, education, and more.


Utherverse MaaS is dedicated to designing, executing, and accelerating our customers' metaverse objectives, offering a broad range of services across the metaverse value chain.

Backed by a deep portfolio of know-how and intellectual property both directly owned and under perpetual licensing arrangements, Utherverse Inc. has created a powerful set-up design and creator tools and platform technologies from Utherverse curated calendars to search engines to the XAEON™ browser that enable licensors to design and execute an unlimited range of offerings.

Xaeon Browser

Utherverse is creating a new layer of the Internet that sits on top of the flat World Wide Web layer.


XAEON™
THE WEB3 BROWSER
When it is populated, this Virtual World Web (VWW™) will be comprised of millions of interconnected metaverse worlds that will all be accessed using a new kind of Internet Browser — Xaeon.

With Xaeon, all metaverse users can quickly and easily search millions of metaverse worlds, Landmark their favorite places and teleport directly to events.

For Utherverse, Xaeon lets us:

- Take Google's place and become the dominant Metaverse Search Engine
- Sell unlimited Virtual Land Domain Names and DNS services
- Become a major new competitor in the Web Browser space

FNFT (Functional NFT's)

FNFTs are more than flat profile pics, JPEGs or artwork. They are dynamic tokens that represent goods with utility and have function in the Utherverse.


Members of Utherverse can purchase fNFTs that are functional throughout the platform. Examples include "Trunks" that hold virtual goods, clothing that can be worn by the user's avatars, condos and living spaces,



event tickets, or even private jets and yachts.

Pay-to-access options enable monetization for exclusive and premium offerings (items, tiers and tools, one-time events or entire worlds). Pricing structures are designed to complement the associated user experience.

Uther Coin



UTHER is a decentralized cryptocurrency.
UTHER Coin will be used to transact outside of the Utherverse platform using conventional digital wallets across a multitude of distributed ledgers.
UTHX

wUTHER (In-World Exchange Token)

The Company is creating a "World UTHER token" that members and stakeholders can transact with that doesn't touch the blockchain. All wUther transactions take place with registered members in a system-to-system transfer. When a holder seeks to move the wUTHER currency to an externally usable wallet, wUTHER is converted on a 1:1 basis into UTHER with a transaction fee.

Traction

$77M Revenue To Date

4th-Gen Beta Launch In September 2023

Since it's inception, the company has tested three prior generations of software, which have all been primitive by comparison to what the final XAEON product entails. These prior test versions have nevertheless proven highly commercially successful, having brought in in tens of millions of users, having been franchised out to 17 countries, and having generated more than $77 million in revenues through memberships, marketplaces, advertising and other metaverse-related revenue streams.

Partners

selfles
NEXUS ECOSYSTEM
XAEON
digiebot
TOKENSOFT
Partners
BLOCKCHAIN ALLIANCE
idols
REV3AL
nSights
MIION NETWORK
LEGACY Inspired FILMS

Press

Customers

With tens of millions of users of our prior Metaverse offerings, we know that the community is our main customer base. Our community is comprised of Internet users of all ages and regions.

Pitch text



Gamers, Web3 and VR enthusiasts will likely make up a core of our early adopters, but the XAEON browser is designed to be very user-friendly.

It is easy to install and very easy to use. This should empower everyone toexperience our compelling initial Metaverse offering, and then continue to use the platform with ease.

The Company expects to be the dominant Metaverse in the near future, so if, as Gartner predicts, 25% of people will spend 1 hour per day in the metaverse by 2026, we expect our customer base to number in the hundreds of millions to more than a billion users in the coming years.

Business Model

With more than 18 years operating live metaverses around the globe, it is safe to say that we have an enormous competitive advantage when it comes to knowing how to set up the business models and monetize the metaverse. These are not theoretical concepts, but battle tested and proven methods of generating revenue and profit, while growing a strong and dedicated community of lifetime members.



The core foundation of revenue is a Fremium model for general use by our community of customers. Users get basic system access for free, but for advanced system features (such as private messaging, extended wardrobe, additional avatars and customization features) the users must upgrade to a Premium account.

Almost all users who stay on the platform will upgrade to a Premium package, which entails a monthly charge of $20 US and up.

In addition to monthly VIP revenue, the Company has similarly substantial business models that involve: Advertising revenue, virtual land rental and sales revenue, Metaverse as a Service income, Search engine revenue, Metaverse Domain Name (mDNS registrar) revenue, Event Ticket sales income, Patent Royalty revenue, eCommerce commission revenue and a whole host of other proven revenue models that will be brought up as the software continues to be built-out and released in successive upgrades and patches to the XAEON browser.

Market

The Metaverse Is Transforming E-Commerce And Online Communities

Competition

Our Patented Technology Is Years Ahead Of The Competition

The patents are proof of just how far into the future this team was thinking. This creativity, problem solving and forward planning should give everyone good reason to believe in this experienced team; and patents are just the tip of the iceberg. The team will always be years ahead of any competitor in our realistic and valuable vision of what's coming.


The solid and ongoing inventions and the IP protections afforded by the patents allow us to stand toe-to-toe with giants.
Our patents can create barriers to entry that can defend the company.
Utherverse

If our patents are infringed, our patent protection can potentially generate royalties or judgements if necessary.

Vision And Strategy

Plan/Growth/Timeline

Utherverse has massive depth of experience and talent in the marketing, sales and promotion with some of the most seasoned and successful marketing executives in the history of the internet.


Utherverse
New customer and user acquisition is being coordinated with software development to maximize the success of success and growth of each stage of the product release.

After years of development, the XAEON browser will debut on September 26, 2023 in Closed Beta - which will be accessed by invitation only. The Beta will grow and test the limits of the software with 24-hour persistence and daily events, leading up to two major planned upgrade patches in January 2024 and April 2024, after which we will host a massive Virtual Convention for Web3.

Connected to the rollout, in phases, Utherverse will engage in a substantial advertising campaign across the Web, and bring in increasingly commanding events and performances.

Your browser does not support HTML5 video.Leveraging our extensive marketing experience, the company will also roll out a first-of-its-kind Affiliate Promotional Program, in which we will offer revenue sharing to anyone who brings in their followers, friends or fans. The revenue share will pay the referrer a portion of the monthly membership payments made by referred customers.

This Master Affiliate Program (MAP) is a more perfected version of the Affiliate Program that was successfully tested and deployed in our prior metaverse versions, and it has been demonstrated to obtain massive online advertising from websites and influencers with no up-front cost to the company.



It also will allow us to provide high-quality entertainment at a substantially lower cost-basis (as performers with a large fan and follower base can elect to participate in the affiliate program instead of being paid for their performances).

We intend to leverage our vision, our focus on innovation, the breadth of our metaverse and Web 3 technology solutions and expertise to extend our market leadership and continue to fuel our growth. Key elements of our growth strategy include:

 Continue to innovate and enhance our leading metaverse solutions;

 Attract more members, transition free memberships to paying memberships and attract more MaaS customers;

 Increase revenue from our members and customer base; and

 Pursue selective acquisitions.

Impact

There is no more life-changing and environmentally friendly technology than a true metaverse.

As a green technology, one needs to look no further than a few simple use cases that have already proven successful in our prior generations of metaverse offerings.

successful in our prior generations of metaverse offerings.

  

Trade shows and Conventions are common uses of our Classic Utherverse platform. Businesses construct trade show booths and halls using digital decorators who assemble what would be million-dollar booths consuming vast amounts of energy and materials, all for the cost of changing a few pixels in software.



Attendees of the shows don't need to travel from around the world by plane or car, they attend using their computer.

This drives attendance up, drives costs down and saves enormous natural resources - all while delivering an unparalleled experience that includes business and social events.

  

There are thousands of similar use-cases where real world consumption needs are reduced or eliminated when the offering



Utherverse has also been life-altering in a positive way for many users who have certain disabilities*. Being able to travel, attend events, engage in social activities and other offerings that are prohibitive for people like the immunocompromised, physically disabled or even those with social anxiety (to name just a small subset) has been liberating to whole communities.

*The Company recognizes that not all persons with disabilities have been able to experience the benefits of our metaverse offerings, but we hope to expand the features of our next generation so that it will extend the benefits to more and more people.

Funding

The Company has primarily been funded by investment from our Founder, Brian Shuster. The company has spent more than $40 million in development of its Metaverse offerings.

More recently, outside investors have been permitted to invest, and the company has raised more than $3 million USD in the form of equity sales, convertible notes, and presale of digital assets for use in the Utherverse metaverse.

Founders

Brian Shuster

President, Chairman & Co Founder

- Over 20 years of experience running metaverse companies.
- Founder of the first Internet Advertising company.
- More than 107 Tech Patents and counting.

Summary

The Utherverse metaverse will take the world by storm. It is in a league of its own as the Company launches its **fourth generation** platform to compete with **first generation competitors.**

As Facebook (Meta) spends tens of billions of dollars a year to develop a competing platform, the Utherverse platform is not only vastly superior already, but it is backed by more than 80 patents and the experience of decades of real world users and a staff with that real life experience that simply can't be bought for any amount of money.

This is an offering unlike any other. Utherverse has been a private company founded and run by one of the most successful intent pioneers. It has been operating for 20 years and is now positioning to take it's rightful place as a public company that will compete head-to-head with biggest tech companies in the world.

Utherverse is driven to become the undisputed leader in the next generation of the Internet which we hope will earn us the title as the most successful tech company in the history of the world.

Team

Brian Shuster CEO

Jason White   COO

Jasmine Yuan CSO

Perks

$250   Whitelist for Early Beta Access VIP Access for One Month 100 Uthertokens

$500   Whitelist for Early Beta Access VIP Access for One Month fNFT Basic Apartment 250 Uthertokens

$1,000 Whitelist for Early Beta Access VIP Access for Six Months fNFT Lux Apartment 600 UtherTokens Backer of Utherverse Title

$1,750 Whitelist for Early Beta Access VIP Access for One Year fNFT Sub Penthouse 1200 UtherTokens Investor of Utherverse Title

$2,500 Whitelist for Early Beta Access UVIP Access for One Year fNFT Penthouse 2000 UtherTokens Founder of Utherverse Title

FAQ





FOR IMMEDIATE RELEASE

Contact: Steve Honig
The Honig Company, LLC
212-401-4875
press@honigllc.com

Largest Metaverse Platform Utherverse Begins Taking Reservations For $1.235 Million Crowdfunding Campaign With Republic

Utherverse brings almost 20 years of operational experience, patents and proprietary technology, millions of users and hyper-realistic experiences to the metaverse

NEW YORK, Sept. 21, 2023 – Utherverse, one of the largest metaverse platforms in the world, has begun taking reservations for its $1.235 million equity crowdfunding campaign with Republic, a leading investment platform that provides access to startup, real estate, crypto and gaming investments for both retail and accredited investors.

People interested in participating in the crowdfund can get more information and reserve a spot at https://republic.com/utherverse. Investors will be notified when the crowdfund goes live. The minimum investment is $150.

"Utherverse is uniquely poised to truly deliver on and realize the full potential of the metaverse," said Brian Shuster, founder and CEO of Utherverse. "From hyper-realistic user experiences and AI-driven innovations to e-commerce, B2B and B2C marketing and revenue opportunities, we are establishing a platform that will be a dominant force in the virtual world."

Investment considerations include:

- Utherverse is already the world's most successful metaverse platform based on number of users.

- The current generation of the Utherverse platform was successfully franchised in 17 countries, creating unprecedented opportunities for the Web3 version.

- As one of the first virtual worlds, Utherverse has almost 20 years of operational history which is far beyond that of any competitor.

- The upcoming beta launch of the Utherverse Web3 platform is already receiving widespread attention with the closed beta almost at capacity.

- More than 80 patents have been issued for the company's technology, including many Internet-enabling technologies and intellectual property that addresses a variety of needs

within metaverse platforms, ranging from the physics of movement and immersive displays to physical interaction between users and animation control.

- Utherverse features the proprietary Xaeon Web3 browser and metaverse search engine that will let users quickly search millions of metaverse worlds, landmark their favorite places and teleport directly to events and locations.

- fNFTs (functional NFTs), dynamic tokens that represent goods with utility that have function within Utherverse, such as apparel, living spaces and event tickets.

- Utherverse has offered the first and second pre-sale rounds of the Uther Coin (UTHX) through Nexus Ecosystems as part of the token's initial decentralized offering (IDO). The Uther Coin will be the in-house currency for all metaverses on the Utherverse platform.

In addition, Utherverse is offering metaverse-as-a-service as well as an interoperable metaverse platform. This includes tools and technologies that will enable third parties to create and operate their own virtual worlds, creators to design digital assets and businesses to offer a wide range of products and services in a wide range of industries.

Bonus perks for different levels of crowdfund investment include whitelist for early beta access, VIP access, varying quantities of UtherTokens, fNFT apartments and penthouses, and investor and founder titles.

Utherverse will launch its closed beta of the next generation version of the platform Sept. 26. The closed beta will provide a preview of its Web3 capabilities as well as test and continue the final build-out of the next generation of the popular platform. Users will be able to claim their Utherverse usernames and begin to experience the Web3 version of the platform with experiences such as such as outdoor concerts, rooftop dance clubs with live DJs, film and movie screenings, shopping, art galleries and much more. In addition, users will be able to interact with each other in a variety of settings, as well as buy and sell virtual goods and participate in other e-commerce opportunities.

Utherverse is a metaverse platform that enables developers to build interconnected virtual worlds, provides hyper-realistic immersive experiences for consumers and opportunities for companies to market and monetize their products and services. Utherverse generates revenue from custom metaverse building services, sales of NFTs and a variety of business verticals including advertising/marketing, shopping/retail, conferences/conventions, education, dating, lifestyle, entertainment events/performances, VIP experiences and virtual offices. The Utherverse platform was launched in 2005 by internet visionary Brian Shuster. The platform has served tens of millions of users with billions of virtual commerce transactions. Utherverse has developed the technology and received more than 80 patents critical toward operating large-scale metaverses. The company is based in British Columbia, Canada. More information can be found online at Utherverse.io; Twitter/Instagram: @Utherverse; Facebook: /UtherverseDigital; LinkedIn: /utherverse-digital-inc/; Telegram: /UtherverseAnnouncements; Discord: /Utherverse.io.